EXHIBIT 21.00

SUBSIDIARIES OF THE COMPANY AND
OWNERSHIP OF SUBSIDIARY STOCK

	State/Country of	% of Shares Owned
Name of Subsidiary	Incorporation	by the Corporation*

Wabash National GmbH	Germany	100%

Wabash National Trailer Centers, Inc	Delaware	100%

WNC Cloud Merger Sub, Inc	Arkansas	100%

Cloud Oak Flooring Company, Inc	Arkansas	100%

Wabash National L.P.	Delaware	100%

Wabash National Lease Receivables, L.P.	Delaware	100%

Wabash National Services L.P.	Delaware	100%

Wabash Financing LLC	Delaware	100%

RoadRailer Technology Development Company, Ltd.	China	81%

National Trailer Funding LLC	Delaware	100%

Continental Transit Corporation	Indiana	100%

FTSI Canada, Ltd.	Canada	100%

WNC Receivables, LLC	Delaware	100%

WNC Receivables Management Corp.	Delaware	100%

FTSI Distribution Company, L.P.	Delaware	100%

Transcraft Corporation	Delaware	100%

*	Includes both direct and indirect ownership by the parent, Wabash National Corporation